UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

AGC Letter of Intent

On October 31, 2024, Genenta Science S.p.A. (“Genenta”) entered into a letter of intent (the “LOI”) with AGC Biologics S.p.A. (“AGC”), pursuant to which Genenta and AGC agreed to negotiate the terms of a development and manufacturing services agreement for Genenta’s cell therapy products (the “Proposed Agreement”) and to execute the Proposed Agreement by December 15, 2024 (the “Negotiation End Date”). Pursuant to the LOI, AGC shall: (i) reserve an exclusive GMP suite (the “EGS”) in accordance with the terms of the LOI; and (ii) commit a dedicated team of five (5) full-time employees where, upon approval of the EGS by the Agenzia Italiana del Farmaco, shall be made available for the exclusive benefit of Genenta for use in connection with the services pursuant to the Proposed Agreement. If the Proposed Agreement is not executed by the Negotiation End Date, Genenta shall pay to AGC: (i) €100,000 for the reservation of the EGS; and (ii) €140,000 per month for twelve (12) months starting from the Negotiation End Date.

The above description of the LOI is qualified in its entirety by reference to the LOI, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Update Regarding Intellectual Property

In April 2024, Genenta filed a patent application relating to methods of treating solid cancers with Temferon in combination with a checkpoint inhibitor and, in September 2024, Genenta filed a patent application relating to methods of treating renal cell carcinoma with Temferon in combination with a checkpoint inhibitor (together, the “Provisional Patents”). The Provisional Patents are wholly owned by Genenta.

In addition, Genenta’s option rights to include three additional patent families in the license granted to Genenta under the Original License Agreement with San Raffaele Hospital (Ospedale San Raffaele or “OSR”) expired. The expiration of these option rights will not have a material adverse effect on Genenta’s business, financial condition or results of operations. Genenta is able to make Temferon without access to these patent families. The patent families to which Genenta has rights under the Amended and Restated License Agreement (“ARLA”) are set forth in the table below:

Focus / Family	U.S.	E.U.	Expiration

Gene Vector comprising mi-RNA	USP 10,000,757*	EP 2002003 B1	5/26/2026*
(composition and method of treatment claims)	USP 9,556,438
PCT/IB2006/002266 (WO 2007/000668).	USSN 16/004,394
(pending)

Gene Vector comprising mi-RNA	USP 10,287,579	EP 2424571 B1	4/30/2030
(composition and method of treatment claims)	USP 9,951,328	EP 20167404.1
PCT/IB2010/001166 (WO / 2010/125471)	USSN 16/384,571	(pending)
(pending)

Type 1 Interferon Gene Therapy	USSN 16/604,484	EP 18724470.2	4/20/2038
(method of treatment claims)
PCT/EP2018/060238 (WO 2018/193119)

* Later expiration for certain U.S. patents pursuant to patent term adjustment (35 U.S.C. §154(b)).

Exhibits

Exhibit No.	Title

10.1	Letter of Intent, dated October 31, 2024, between AGC Biologics S.p.A. and Genenta Science S.r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: November 14, 2024	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer